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                                                                      OMB APPROVAL
                                                               ---------------------------
                                  UNITED STATES                OMB Number:       3235-0145
                       SECURITIES AND EXCHANGE COMMISSION      Expires:   October 31, 2002
                             Washington, D.C. 20549            Estimated average burden
                                                               hours per form....     14.9
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

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                                ADMINISTAFF, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00 7094105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             CAROL V. SCHWARTZ, ESQ.
                            AMERICAN EXPRESS COMPANY
                                200 VESEY STREET
                                    49 FLOOR
                            NEW YORK, NEW YORK 10285
                                 (212) 640-5714
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 25, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS' 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 pages

                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------------
CUSIP No. 00 7094105
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Express Travel Related Services Company, Inc.
         I.R.S. Identification No. 13-3133497

---------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) | |
                                                                        (b) | |

---------------------------------------------------------------------------------------------------
3

---------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC

---------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         [ ]
         NA

---------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of New York

---------------------------------------------------------------------------------------------------
NUMBER OF SHARES  7        SOLE VOTING POWER

                           2,530,000

---------------------------------------------------------------------------------------------------
BENEFICIALLY
  OWNED BY
EACH REPORTING    8        SHARED VOTING POWER

                           0

---------------------------------------------------------------------------------------------------
   PERSON
    WITH          9        SOLE DISPOSITIVE POWER

                           2,530,000

---------------------------------------------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

                           0

---------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,530,000

---------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

---------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.32%

---------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
---------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 7 pages

                  This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D originally filed on February 6, 1998, as amended (the "Schedule"), by American Express Travel Related Services Company, Inc. ("TRS") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Administaff, Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule.

                  Items 4, 5 and 6 of the Schedule are hereby amended and supplemented by adding thereto the following:

                  On February 25, 2003, the Issuer purchased from TRS 1,286,252 shares of Common Stock at the purchase price of $6.00 per share. Concurrent with the purchase of such shares, the Issuer and TRS agreed to extend their joint marketing agreement through 2006 for all new Issuer markets opened by the end of 2005. Under terms of the agreement, the Issuer's personnel management services are co-marketed to American Express' small business client base in select markets.

                  Currently, TRS beneficially owns 2,530,000 shares of Common Stock, representing approximately 8.32% of the Issuer's outstanding shares of Common Stock. The foregoing percentages are based on the information contained in the Issuer's most recent quarterly report on Form 10-Q, filed on November 13, 2002, which indicates that, as of November 11, 2002, 27,881,404 shares of Common Stock were outstanding.

                  Item 7 of the Schedule is hereby amended by filing as
Exhibit 99.1, the letter agreement dated February 25, 2003 between the Issuer and TRS relating to the sale of the shares to TRS.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to American Express Travel Related Services Company, Inc. is true, complete and correct.

Dated:  February 26, 2003

                                                AMERICAN EXPRESS TRAVEL RELATED
                                                SERVICES COMPANY, INC.

                                                By: /s/ Stephen P. Norman
                                                Name: Stephen P. Norman
                                                Title:  Secretary

                                Page 3 of 7 pages

                                   APPENDIX A
                            AMERICAN EXPRESS COMPANY

                         LIST OF DIRECTORS AND OFFICERS

                  The following individuals are executive officers or directors of American Express. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

Name                             Title                                Principal Occupation and Address and
----                             -----                                ------------------------------------
                                                                               Business of Employer
                                                                               --------------------
Daniel F. Akerson                Director                             Former Chairman and Chief Executive
                                                                      Officer
                                                                      XO Communications, Inc.
                                                                      1111 Sunset Hills Road, 5th Floor
                                                                      Reston, Virginia 20190

Edwin L. Artzt                   Director                             Retired Chairman of the Board and Chief
                                                                      Executive Officer
                                                                      The Proctor & Gamble Company
                                                                      One Proctor & Gamble Plaza
                                                                      Cincinnati, Ohio 45202-3315

Charlene Barshefsky              Director                             Senior International Partner
                                                                      Wilmer Cutler & Pickering
                                                                      2445 M Street, N.W.
                                                                      Washington, D.C. 20037

William G. Bowen                 Director                             President
                                                                      The Andrew W. Mellon Foundation
                                                                      140 East 62nd Street
                                                                      New York, New York 10021

Kenneth I. Chenault              Chairman, Chief Executive
                                 Officer and Director

James M. Cracchiolo              Group President--
                                 Global Financial Services

Gary L. Crittenden               Chief Financial Officer

Peter R. Dolan                   Director                             Chairman and Chief Executive Officer
                                                                      Bristol-Myers Squibb Company
                                                                      345 Park Avenue
                                                                      New York, N.Y. 10154-0037

Ursula F. Fairbairn              Executive Vice President,
                                 Human Resources

Edward P. Gilligan               Group President--
                                 Global Corporate Services

Name                             Title                                Principal Occupation and Address and
----                             -----                                ------------------------------------
                                                                               Business of Employer
                                                                               --------------------
John D. Hayes                    Executive Vice President,
                                 Advertising

David C. House                   Group President--
                                 Global Establishment
                                 Services and Travelers
                                 Cheque

F. Ross Johnson                  Director                             Chairman and Chief Executive Officer
                                                                      RJM Group
                                                                      200 Galleria Parkway, N.W., Suite 970
                                                                      Atlanta, Georgia 30339

Vernon E. Jordan, Jr.            Director                             Senior Managing Director
                                                                      Lazard Freres & Co. LLC
                                                                      30 Rockefeller Plaza
                                                                      New York, NY  10020

Alfred Kelly Jr.                 Group President--
                                 U.S. Consumer and
                                 Small Business Services

Jan Leschly                      Director                             Chairman and Chief Executive Officer
                                                                      Care Capital LLC
                                                                      Princeton Overlook I
                                                                      100 Overlook Center and Route 1
                                                                      Princeton, NJ  08540

Jonathan S. Linen                Vice Chairman

Richard A. McGinn                Director                             Partner
                                                                      RRE Ventures
                                                                      126 East 56th Street
                                                                      New York, NY 10022

Louise M. Parent                 Executive Vice President and
                                 General Counsel

Frank P. Popoff                  Director                             Former Chairman and
                                                                      Chief Executive Officer
                                                                      The Dow Chemical Company
                                                                      2030 Dow Center
                                                                      Midland, Michigan 48674

Glen Salow                       Executive Vice President and
                                 Chief Information Officer

Thomas Schick                    Executive Vice President--
                                 Corporate Affairs and
                                 Communications

Name                             Title                                Principal Occupation and Address and
----                             -----                                ------------------------------------
                                                                               Business of Employer
                                                                               --------------------
Robert D. Walter                 Director                             Chairman and Chief Executive Officer
                                                                      Cardinal Health, Inc.
                                                                      7000 Cardinal Place
                                                                      Dublin, Ohio 43017

             AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.
                         LIST OF DIRECTORS AND OFFICERS

                  The following individuals are executive officers or directors of TRS. Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of TRS, and of American Express Company, is American Express Tower, World Financial Center, 200 Vesey Street, New York, New York 10285.

Name                             Title                                Principal Occupation and Address and
----                             -----                                ------------------------------------
                                                                               Business of Employer
                                                                               --------------------
Kenneth I. Chenault              Chairman, Chief Executive            Chief Executive Officer
                                 Officer and Director                 American Express Company

James M. Cracchiolo              Group President - Global             Group President-
                                 Financial Services                   Global Financial Services
                                                                      American Express Company

Edward P. Gilligan               Group President--                    Group President--
                                 Global Corporate Services            Global Corporate Services
                                                                      American Express Company

David C. House                   Group President--Global              Group President--Global Establishment
                                 Establishment Services and           Services and Travelers Cheque
                                 Travelers Cheque                     American Express Company

Alfred Kelly Jr.                 Group President--                    Group President--
                                 U.S. Consumer and                    U.S. Consumer and
                                 Small Business Services              Small Business Services
                                                                      American Express Company

John Koslow                      Assistant Treasurer

Michael C. Kuchs                 Assistant Secretary                  Assistant Secretary, American Express
                                                                      Company

Jonathan S. Linen                Vice Chairman and Director           Vice Chairman, American Express
                                                                      Company

Stephen  P. Norman               Secretary                            Secretary, American Express Company

Louise M. Parent                 General Counsel and Director         Executive Vice President and
                                                                      General Counsel
                                                                      American Express Company

Anne Schepp                      Insurance Officer

Jay B. Stevelman                 Treasurer


                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'